UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10035784

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Coronado Court, Building 9D
(No. and Street)

Fort Collins (City) Colorado (State) 80525-4910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP 970-223-4164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) 80120-4544 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Meehleis, MS, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excalibur Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBERT M MCCULLEY
NOTARY
PUBLIC
STATE OF COLORADO

Signature

President

Title

Expires 10-5-11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents


Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying balance sheets of Excalibur Financial Group, Inc. as of December 31, 2009 and 2008, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2009 and 2008 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
March 18, 2010


IGAF
An Association of Independent Firms

Excalibur Financial Group, Inc.
Balance Sheets
December 31, 2009 and 2008

Assets	2009	2008
Current Assets		
Cash	$ 309	$ 7,524
Certificate of deposit	8,722	6,000
Commissions receivable	13,626	42,590
Income tax overpayments	-	1,696
Total Current Assets	22,657	57,810
Property, Equipment and Intangibles		
Furniture, net of accumulated depreciation of $13,920 for 2009 and $11,462 for 2008	5,155	7,613
Total Property, Equipment and Intangibles	5,155	7,613
Total Assets	$ 27,812	$ 65,423
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 1,669	$ 2,073
Income taxes payable	-	-
Deferred income tax—current	-	5,111
Short-term notes payable	7,000	7,000
Total Current Liabilities	8,669	14,184
Deferred Income Taxes—Noncurrent	614	931
Stockholder's Equity		
Common Stock, $.001 par value:		
Authorized 100,000 shares; issued and outstanding 100,000 shares	100	100
Additional Paid-in Capital	49,385	49,385
Retained earnings	(30,956)	823
Total Stockholder's Equity	18,529	50,308
Total Liabilities and Stockholder's Equity	$ 27,812	$ 65,423

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.

Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissons	$ 221,805	$ 273,709
Interest	194	355
Total Revenues	221,999	274,064
Expenses		
Auto expenses	31,773	28,104
Commissions	165,581	198,002
Depreciation & amortization	2,458	3,575
Insurance	2,687	940
Office expense	17,706	10,581
Professional services	5,255	5,584
Occupancy	7,926	7,278
Taxes and licenses	1,314	847
Telephone	10,912	12,538
Travel and promotion	7,520	4,424
Interest expense	113	131
Meals and entertainment	4,265	4,573
Total Expenses	257,510	276,577
Net Loss Before Taxes	(35,511)	(2,513)
Provision for Income Taxes		
Deferred income tax benefit (expense)	5,428	(3,232)
Current income tax benefit (expense)	(1,696)	2,439
Net Income Tax Benefit (Expense)	3,732	(793)
Net Loss	$ (31,779)	$ (3,306)

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Cash received for commissions	$ 250,769	$ 245,069
Cash paid to suppliers and independent contractors	(255,343)	(276,161)
Interest received	194	355
Other revenue received	-	-
Interest paid	(113)	(131)
Income tax paid	-	(2,942)
Net Cash Used by Operating Activities	(4,493)	(33,810)
Cash Flows From Investing Activities		
Investment in CDs	(2,722)	-
Purchase of fixed assets	-	(500)
Net Cash Used by Investing Activities	(2,722)	(500)
Cash Flows From Financing Activities		
Payment of line of credit	(13,000)	(7,000)
Proceeds from line of credit	13,000	14,000
Proceeds from the contribution of additional capital	-	7,000
Net Cash Provided by Financing Activities	-	14,000
Net Decrease in Cash	(7,215)	(20,310)
Cash at Beginning of the Year	7,524	27,834
Cash at End of the Year	$ 309	$ 7,524
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Loss	$ (31,779)	$ (3,306)
Adjustments:		
Depreciation	2,458	3,575
Change in:		
Commissions receivable	28,964	(28,640)
Accounts payable	(404)	(3,290)
Income tax overpayments	1,696	(1,696)
Income taxes payable	-	(3,685)
Deferred income tax	(5,428)	3,232
Net Cash Used by Operating Activities	$ (4,493)	$ (33,810)

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.

Statements of Stockholder's Equity

For the Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
	Shares	Amount			
Balance December 31, 2007	100	$ 100	$ 42,385	$ 4,129	$ 46,614
Contributed capital	-	-	7,000	-	7,000
Net loss	-	-	-	(3,306)	(3,306)
Balance December 31, 2008	100	100	49,385	823	50,308
Contributed capital	-	-	-	-	-
Net loss	-	-	-	(31,779)	(31,779)
Balance December 31, 2009	100	$ 100	$ 49,385	$ (30,956)	$ 18,529

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Notes to Financial Statements
December 31, 2009 and 2008

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Excalibur Financial Group, Inc. (the Company) was incorporated in the State of Colorado for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the sale of annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States. Income from commissions on transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared by the underwriting companies. All customer funds and securities received, if any, are promptly transmitted directly to the respective underwriting companies. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

Furniture, Equipment and Depreciation
Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives, which range from 3 to 7 years.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

1. Organization and Significant Accounting Policies (continued)

Subsequent Events
The Company evaluated all events or transactions that occurred after December 31, 2009 through March 18, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. Total rent expense for 2009 and 2008 was $7,926 and $7,278, respectively. The Company also leased three vehicles under operating leases requiring monthly payments of $796, $356 and $830, respectively. These vehicle leases expire at various dates from August 2010 to March 2011. Total vehicle lease expense for 2009 and 2008 was $26,120 and $25,363, respectively. Following are the future minimum lease payments:

December 31,	
2010	$ 19,035
2011	2,388
Total	$ 21,423

3. Income Taxes

	Years Ended December 31,	
	2009	2008
Current income tax expense	$ 1,696	$ (2,539)
Income tax penalties	-	100
Deferred income tax expense (benefit)	(5,428)	3,232
Income Tax Expense (Benefit)	$ (3,732)	$ 793
Deferred tax assets (liabilities) related to net operating loss carryforwards	$ 3,483	$ 2,843
Payables timing differences	328	407
Receivables differences	(2,675)	(8,360)
Depreciation differences	(614)	(931)
Valuation allowance	(1,136)	-
Net Deferred Tax Liability	$ (614)	$ (6,041)

3. Income Taxes (continued)

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforwards at December 31, 2009 and 2008 are approximately $17,742 and $10,811, respectively. These losses begin to expire in 2023.

4. Notes Payable

The Company has a revolving line of credit with Guaranty Bank and Trust for $7,000. The note bears interest at 5.50%. The credit line is renewable annually. $7,000 was outstanding at December 31, 2009 and 2008.

5. Related Parties

The Company has one sales representative who serves as the Company's president. Commissions are paid throughout the year based on the availability of cash. Commissions paid to the Company president amounted to $165,581 and $194,386 during 2009 and 2008, respectively.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. The Company has designated the funds in its certificate of deposit to meet its minimum capital requirements.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

6. Net Capital Requirements (continued)

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2009	$ 13,374	$ 5,000	$ 9,283	0.69 to 1
December 31, 2008	$ 40,999	$ 5,000	$ 15,115	0.37 to 1

7. Concentrations of Risk

The following summarizes revenue concentrations based on products offered by the noted investment families for the year ended December 31:

	2009	2008
Family A	26%	67%
Family B	63%	24%

The following summarizes commissions receivable concentrations based on products offered by the noted investment families for the year ended December 31:

	2009	2008
Family A	17%	22%
Family B	64%	78%

Excalibur Financial Group, Inc.

Supplementary Information

Excalibur Financial Group, Inc.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

For the Years Ended December 31, 2009 and 2008

	2009	2008
Net Capital		
Total stockholder's equity	$ 18,529	$ 50,308
Deductions		
Equipment and furniture, net	(5,155)	(7,613)
Income tax overpayments	-	(1,696)
Other assets	-	-
Total Deductions	(5,155)	(9,309)
Total Net Capital	$ 13,374	$ 40,999
Aggregate Indebtedness		
Payables and accruals	$ 1,669	$ 2,073
Bank note payable	7,000	7,000
Income tax payable	-	-
Deferred income liabilities	614	6,042
Total Aggregate Indebtedness	$ 9,283	$ 15,115
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 619	$ 1,008
Required minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in (deficit) excess of required minimum	$ 8,374	$ 35,999
Ratio of aggregate indebtedness to net capital	0.69	0.37

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2009	2008
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 21,015	$ 47,836
Net Adjustments to agree to audit report	(7,641)	(6,837)
Net capital per above	$ 13,374	$ 40,999

Excalibur Financial Group, Inc.
December 31, 2009 and 2008

Determination of Reserve Requirements Under Rule 15c-3
December 31, 2009 and 2008

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c-3-3
December 31, 2009 and 2008

The Company is exempt from Rule 15c3-3(k)(2)(ii) as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision..


Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Excalibur Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


IGAF
WORLDWIDE
An Association of Independent Firms

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
March 18, 2010